Mail Stop 6010

									September 1, 2005


Ivar S. Chhina
President and Chief Executive Officer
Interdent Service Corporation
222 N. Sepulveda Blvd. - Suite 740
El Segundo, CA  90245


Re:  	Interdent Service Corporation
Amendment No. 2 to Form S-4 Registration Statement
	File No. 333-124080


Dear Mr. Chhina:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 45

Components of Revenue and Expenses, page 46

1. Refer to your response to comment six. Please provide to us a more robust discussion of how the measures and evaluation tools that you apply to these contracts allow you to determine whether a contract is a loss contract. Include specific examples of how the utilization rates, strategic fit and contribution are used. Further explain to us how you are able to calculate the contribution of these agreements without identifying the costs associated with them.

Valuation of accounts receivable, page 49

2. Refer to your response to comments seven and eight. Please revise your disclosure to include better discussion of your process similar to what you provided to us in your response. In addition, include a discussion of the actual collectibility factors used at each period end along with a discussion of what may have caused any significant variances in those factors. Also include a sensitivity analysis that details the potential impact that these factors may have should they be incorrect.

Financial Statements - December 31, 2004 - InterDent, Inc.

10.  Shareholder`s Equity, page F-27

Common Stock, page F-27

3. Refer to your response to comment 15.  It does not appear that the
issuance of 5,000 shares of common stock and the associated
warrants
to the majority shareholder in connection with the merger
qualifies
for the accounting treatment of a stock dividend that it appears you
applied. Please provide the specific references to the applicable authoritative literature that support your assertion that the fact that the transaction was with a majority shareholder who controlled that transaction allows the accounting treatment applied.  Refer to
ARB 43 Chapter 7 B.10 and 14 and to Financial Reporting Release
214
and amend your financial statements as appropriate if you conclude the method used was incorrect.

Note 15. Correction of Previously issued financial statements, page
F-33

4. Please revise your disclosure with the prior period adjustment`s effect net of applicable income taxes as required by paragraph 26 of
APB Opinion 9, and disclose its effect on the per share amounts reported as required by paragraph 37 of APB Opinion 20.

5. Please clearly label all financial statement columns affected by the correction of the error as "restated."


*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ibolya Ignat at 202-551-3656 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director





Cc:	Hillel T. Cohn, Esq.
	Morrison & Foerster
	555 West Fifth Street - Suite 3500
	Los Angeles, CA  90013-1024
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Ivar S. Chhina
Interdent Service Corporation
September 1, 2005
Page 3